UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

Voula Center, 102-104 V. Pavlou Street, Voula 16673, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated February 20, 2008, announcing the Company’s fourth quarter and annual 2007 results.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. REPORTS FOURTH QUARTER AND ANNUAL 2007 RESULTS

ATHENS, Greece, February 20, 2008 - Paragon Shipping Inc. (Nasdaq: PRGN), a global shipping transportation company specializing in dry bulk cargoes, announced today its results for the three months and year ended December 31, 2007. The Company’s results reflect the impact of its successfully completed public offering of 10,997,539 common shares (including the underwriters’ partial exercise of their over allotment option), as previously announced.

For the three months ended December 31, 2007, the Company reported net income of $7.7 million and earnings per share basic and diluted were $0.31 and $0.29, compared to net income of $0.5 million and $0.14 earnings per share basic and diluted, for the three months ended December 31, 2006.

For the full year 2007, the Company reported net income of $4.9 million and earnings per share basic and diluted were $0.12 and $0.11, compared to 2006 net income of $0.5 million and $0.14 earnings per share basic and diluted.

The Company’s results for the three months and year ended December 31, 2007 include non-cash expenses of $0.3 million, or ($0.01) per basic and diluted share, and $20.2 million, or ($1.23) per basic and ($1.16) per diluted share, respectively. The non-cash expenses were related to the non-cash compensation expense resulting from the conversion of the Company’s outstanding Class B common shares into Class A common shares at the time of the Company’s public offering and to the amortization up to December 31, 2007, of the compensation cost recognized for the 569,500 options and a total of 105,500 restricted common shares to executive officers, directors and employees.

Other non-cash items include below market time charters attached to vessels acquired which are amortized over the remaining period of the time charter as an increase to time charter revenue, and unrealized loss from interest rate swaps. These other non-cash items contributed an aggregate of $5.1 million to net income, or $0.20 to earnings per share basic and $0.19 to earnings per share diluted for the three months ended December 31, 2007.  For the year ended December 31, 2007, these items contributed $7.2 million to net income, or $0.43 and $0.41 per share, to the earnings per share basic and diluted, respectively.

Fourth Quarter 2007 Financial Results:
Time charter revenue for the fourth quarter of 2007 was $30.4 million compared to $4.9 million in the fourth quarter in 2006. The Company reported net income of $7.7 million, or $0.31 and $0.29 per basic and diluted share in the fourth quarter of 2007, calculated on 25,334,026 weighted average number of shares, basic and on 26,330,136 weighted average number of shares, diluted outstanding for the period and reflecting the impact of the non-cash items discussed above. In the fourth quarter of 2006 net income was $0.5 million, or $0.14 per basic and diluted share, calculated on 1,441,887 and 1,442,639 weighted average number of shares basic and diluted, respectively.

EBITDA was $18.0 million for the 2007 fourth quarter compared to $2.1 million for the fourth quarter in 2006. This was calculated by adding to net income of $7.7 million for the three months period ended December 31, 2007, net interest expense and depreciation that in the aggregate amounted to $10.3 million for the three months period ended December 31, 2007. Please see table at the back of this release for a reconciliation of net income to EBITDA.

The Company operated an average of 9.68 vessels during the fourth quarter of 2007, earning an average time charter equivalent rate of $35,284 per day compared to an average of 2.01 vessels during the fourth quarter of 2006, earning an average time charter equivalent rate of $25,460 per day. Total adjusted operating expenses in the fourth quarter of 2007 were $8.6 million, or approximately $9,670 per day, including vessel operating expenses and general and administrative expenses, but excluding $0.3 million of share-based compensation. In the fourth quarter of 2006, total adjusted operating expenses were $0.9 million, or approximately $4,663 per day, including vessel operating expenses and general and administrative expenses, but excluding $1.5 million of share-based compensation.

Dividend Declared
Based on the financial results for the fourth quarter of 2007, on February 12, 2008 the Board of Directors of the Company declared a quarterly dividend of $0.4375 per share, payable on February 28, 2008 to shareholders of record as of February 19, 2008.  Dividends declared based on 2007 results amounted to $2.35 per share, which includes a special dividend of $0.60 per share prior to the completion of the Company’s initial public offering on August 15, 2007.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “We are pleased to announce to our shareholders another quarter of strong operational and financial results. During the quarter, our markets remained robust and we continued to execute on our strategic plan, further expanding our fleet through the delivery of two 2006-built Panamax drybulk carriers, and bringing our fleet total to 11 vessels with an aggregate capacity of 706,358 dwt. We also executed on our strategic chartering program. We have now locked in 93% of our voyage revenue days for 2008 and look forward with confidence to a strong year. In addition we fulfilled our commitment to our shareholders, declaring our fourth consecutive quarterly dividend of $0.4375 per share.”

Mr. Bodouroglou concluded, “Looking forward, we believe Paragon is well positioned to take advantage of a strong drybulk market, with secular market growth drivers and little exposure to the U.S. economy. The medium-to-longer term drivers of our industry remained unchanged, and during the coming months we will be in a position to take advantage of the high demand levels we’ve been seeing in the market as we seek to establish new time chartering contracts for some of our assets. Our present liquidity position and strong balance sheet, in addition to our locked-in revenue for 2008, will allow us to expand our fleet further while maintaining our commitment to enhancing shareholder value.”

Time Charter Coverage Update
Pursuant to its time chartering strategy, Paragon Shipping has chartered its vessels for periods ranging from 1 to 3 years.  As a result, the Company has currently fixed 93% and 50% of its available fleet days in 2008 and 2009, respectively.  This represents expected contracted revenue from these charter agreements of 2007, $127.5 million and $70.0 million for 2008 and 2009, respectively.  Although these charter payments are based on contractual charter rates, the contracts are subject to performance, and reflect an estimate of off-hire days for periodic or scheduled maintenance.

Recent Fleet Developments
During the fourth quarter of 2007, the Company took delivery of two vessels it contracted to acquire with borrowings under its credit facilities.  With the addition of these vessels, the Company's fleet now consists of seven Panamax drybulk carriers, three Handymax drybulk carriers and one Supramax drybulk carrier, with an aggregate capacity of approximately 706,358 dwt.

The Company took delivery on November 21, 2007 of the Coral Seas, a 74,477 dwt 2006-built Panamax vessel.  The Coral Seas has been chartered to Bunge S.A. pursuant to a time charter with a period of approximately 23 to 25 months at the charterer's option, at a rate of $54,000 per day, which commenced immediately upon the delivery of the vessel to the Company.

The Company also took delivery of the Golden Seas, a 74,475 dwt 2006-built Panamax vessel, on December 10, 2007.  The Golden Seas has been chartered to Bunge S.A. pursuant to a time charter with a period of approximately 11 to 13 months at the charterer's option, at the rate of $64,000 per day, which commenced immediately upon delivery of the vessel.

Cash Flows
For the year ended December 31, 2007, the Company generated net cash from operating activities of $42.8 million compared to $1.6 million in the period from inception (April 26, 2006) to December 31, 2006.  For the year ended December 31, 2007 net cash used in investing activities was $426.5 million and cash from financing activities was $382.7 million.  For the period from inception (April 26, 2006) to December 31, 2006 net cash used in investing activities was $155.4 million and cash from financing activities was $186.1 million.

Year ended December 31, 2007 Financial Results:
Time charter revenue for the year ended December 31, 2007 was $76.7 million compared to $4.9 million in the period from inception (April 26, 2006) to December 31, 2006.  The Company reported in 2007 net income of $4.9 million, or $0.12 earnings per share, basic and $0.11 earnings per share, diluted calculated on 16,495,980 weighted average number of shares, basic and 17,438,463 weighted average number of shares, diluted outstanding for the year and reflecting the impact of the non-cash expenses and other non-cash items amounting in aggregate to $13.0 million, discussed above. In 2006 net income was $0.5 million, or $0.14 per basic and diluted share, calculated on 1,441,887 and 1,442,639 weighted average number of shares basic and diluted, respectively.

EBITDA was $31.4 million for the year ended December 31, 2007 compared to $2.1 million for the period from inception (April 26, 2006) to December 31, 2006. This was calculated by adding to net income of $4.9 million for the year ended December 31, 2007, net interest expense and depreciation that in aggregate amounted to $26.5 million for the year ended December 31, 2007. Please see table at the back of this release for a reconciliation of net income to EBITDA.

The Company operated an average of 7.18 vessels during 2007, earning an average time charter equivalent rate of $28,563 per day compared to an average of 0.74 vessels during the period from inception (April 26, 2006) to December 31, 2006, earning an average time charter equivalent rate of $25,460 per day. Total adjusted operating expenses for 2007 were $18.3 million, or approximately $6,969 per day, including vessel operating expenses and general and administrative expenses, but excluding $20.2 million of share-based compensation. In 2006, total adjusted operating expenses were $0.9 million, or approximately $4,663 per day, including vessel operating expenses and general and administrative expenses, but excluding $1.5 million of share-based compensation.

Conference Call and Webcast:
The Company’s management will host a conference call to discuss the results on Thursday, February 21, 2008 at 9:00 a.m. Eastern Time.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: + 1 866 288 9315 (from the US), + 44 (0) 800 3769 250 (from the UK), or + 30 211 180 2000 (all other callers). The access code for the call is “909”.

A telephonic replay of the conference call will be available for 90 days by dialing + 1 866 288 9317 (from the US), + 44 (0) 800 901 2906 (from the UK) or + 30 210 94 60 929 (all other callers). The access code for the replay is “909#”.

Slides and audio webcast:
There will also be a live webcast of the conference call and accompanying slide presentation on the Paragon Shipping Inc. website (www.paragonship.com). Please allow 15 minutes prior to the call to visit the site and download and install any necessary audio software. The webcast will be archived on this site for one year.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of eleven vessels with a total carrying capacity of 706,358 dwt. For further information, please visit the Company’s website at www.paragonship.com.

Cautionary Statement Regarding Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important  factors, other important  factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Scot Hoffman FD Tel: +1(212) 850-5600
- Tables Follow -

Updated Fleet List:
The following table represents our fleet as of February 20, 2008.

Name	Type	Dwt	Year Built
Panamax
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Total Panamax	7	517,140
Handymax
Blue Seas	Handymax	45,654	1995
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	3	135,516
Supramax
Sapphire Seas	Supramax	53,702	2005
Total Supramax	1	53,702
Grand Total	11	706,358

Summary Fleet Data:
	Fourth Quarter Ended December 31, 2006	Fourth Quarter Ended December 31, 2007
FLEET DATA
Average number of vessels (1)	2.01	9.68
Available days for fleet (2)	185	819
Calendar days for fleet (3)	185	891
Fleet utilization (4)	100%	92%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	25,460	35,284
Vessel operating expenses (6)	3,026	5,637
General and administrative expenses (7) Adjusted	1,637	4,033
Total vessel operating expenses (8) Adjusted	4,663	9,670

	Period From Inception (April 26, 2006) to December 31, 2006	Year Ended December 31, 2007
FLEET DATA
Average number of vessels (1)	0.74	7.18
Available days for fleet (2)	185	2,550
Calendar days for fleet (3)	185	2,622
Fleet utilization (4)	100%	97%

AVERAGE DAILY RESULTS
Time charter equivalent (5)	25,460	28,563
Vessel operating expenses (6)	3,026	4,376
General and administrative expenses (7) Adjusted	1,637	2,593
Total vessel operating expenses (8)Adjusted	4,663	6,969

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each fleet was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days with major repairs, drydocks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, drydockings or special or intermediate surveys.
(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculate by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)
Daily general and administrative expenses is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the conversion of the Company’s Class B common shares into Class A common shares and to the amortization of the share based compensation cost for options and restricted shares have been excluded.

(8)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the conversion of the Company’s Class B common shares into Class A common shares and to the amortization of the share based compensation cost for options and restricted shares have been excluded.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars)
	Fourth Quarter Ended December 31, 2006	Fourth Quarter Ended December 31, 2007
Time Charter Revenues	4,949,426	30,380,104
Less Voyage Expenses	18,970	224,829
Less Commission	220,266	1,257,484
Total Revenue, net of voyage expenses	4,710,190	28,897,791
Total available days	185	819
Time Charter Equivalent	25,460	35,284

	Period From Inception (April 26, 2006) to December 31, 2006	Year Ended December 31, 2007
Time Charter Revenues	4,949,426	76,657,595
Less Voyage Expenses	18,970	348,452
Less Commission	220,266	3,472,468
Total Revenue, net of voyage expenses	4,710,190	72,836,675
Total available days	185	2,550
Time Charter Equivalent	25,460	28,563

PARAGON SHIPPING INC.
Condensed Statement of Cash Flows
(Expressed in United States Dollars)
	Period From Inception (April 26, 2006) to December 31, 2006	Year Ended December 31, 2007
Cash and cash equivalents, beginning of year	0	32,331,848
Provided by (used in):
Operating Activities	1,621,892	42,769,314
Investing Activities	(155,355,447)	(426,493,679)
Financing Activities	186,065,403	382,721,154
Net increase (decrease) in cash and cash equivalents	32,331,848	(1,003,211)
Cash and cash equivalents, end of period	32,331,848	31,328,637

EBITDA Reconciliation (1)
(Expressed in United States Dollars)
	Fourth Quarter Ended December 31, 2006	Fourth Quarter Ended December 31, 2007
Net Income	464,631	7,749,512
Plus Net Interest expense	547,389	3,623,723
Plus Depreciation	1,066,527	6,593,579
Plus Amortization	-	-
EBITDA	2,078,547	17,966,814

	Period From Inception (April 26, 2006) to December 31, 2006	Year Ended December 31, 2007
Net Income	461,764	4,903,736
Plus Net Interest expense	547,389	9,331,667
Plus Depreciation	1,066,527	17,204,304
Plus Amortization	-	-
EBITDA	2,075,680	31,439,707

(1)
Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries.

Paragon Shipping Inc.
Unaudited Consolidated Balance Sheets
As of December 31, 2006 and December 31, 2007
(Expressed in United States Dollars)
	December 31, 2006	December 31, 2007
Assets
Current assets
Cash and cash equivalents	32,331,848	31,328,637
Trade receivables	—	354,154
Other receivables	876,537	287,546
Prepaid expenses	—	654,576
Inventories	201,659	801,373
Total current assets	33,410,044	33,426,286
Fixed assets
Office equipment, net of accumulated depreciation	2,767	—
Advances for vessel acquisitions	2,963,391	—
Vessels at cost	152,554,289	633,378,703
Less: accumulated depreciation	(1,066,527)	(18,268,064)
Total fixed assets	154,453,920	615,110,639
Other assets	375,895	1,584,950
Restricted cash	—	8,010,000
Other long term receivables		1,340,602
Total Assets	188,239,859	659,472,477
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable	650,064	2,487,291
Accrued expenses	1,099,918	5,494,431
Due to management company	1,741,872	1,642,805
Interest rate swap	117,965	—
Below market acquired time charters	123,750	—
Deferred income	516,056	3,176,938
Current portion of long-term debt	—	9,000,000
Total current liabilities	4,249,625	21,801,465
Long-term debt	77,437,500	309,000,000
Obligations for warrants	10,266,969	—
Other long-term payable	—	586,499
Interest rate swap	—	1,370,701
Below market acquired time charters	—	51,077,602
Total long-term liabilities	87,704,469	362,034,802
Total Liabilities	91,954,094	383,836,267
Commitments and Contingencies
Shareholders' equity:
Preferred shares: $0.001 par value, 25,000,000 authorized, none issued, none outstanding at December 31, 2006 and December 31, 2007
Class A Common Shares, $0.001 par value; 120,000,000 authorized 11,497,656 issued and outstanding at December 31, 2006 and 25,744,983 issued and outstanding at December 31, 2007	11,498	25,745
Class B Common shares, $0.001 par value; 5,000,000 authorized, 2,003,288 issued and outstanding at December 31, 2006 and none issued and outstanding at December 31, 2007	2,003	—
Additional paid-in capital	98,738,185	304,408,972
Accumulated deficit	(2,465,921)	(28,798,507)
Total shareholders' equity	96,285,765	275,636,210
Total Liabilities and Shareholders' Equity	188,239,859	659,472,477

Paragon Shipping Inc.
Unaudited Consolidated Statement of Operations
For the three months period ended December 31, 2006 and December 31, 2007
(Expressed in United States Dollars)

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2007
Revenue
Time charter revenue	4,949,426	30,380,104
Less: commissions	220,266	1,257,484
Net Revenue	4,729,160	29,122,620
Expenses
Voyage expenses	18,970	224,829
Vessels operating expenses	559,855	5,022,440
Management fees charged by a related party	170,750	895,975
Depreciation	1,066,527	6,593,579
General and administrative expenses (including share based compensation of $1,476,717 for the three months ended December 31, 2006 and $341,493 for the three months ended December 31, 2007	1,779,562	3,934,612
Operating Income	1,133,496	12,451,185

Other Income (Expenses)
Interest and finance costs	(951,798)	(4,017,986)
Unrealized loss on interest rate swap	(117,965)	(1,028,161)
Interest income	404,409	394,263
Foreign currency losses	(3,511)	(49,789)
Total Other Expenses, net	(668,865)	(4,701,673)
Net Income	464,631	7,749,512

Income allocable to Class B common shares	256,169
Income available to Class A common shares	208,462	7,749,512

Earnings per Class A common share, basic	$0.14	$0.31
Earnings per Class A common share, diluted	$0.14	$0.29
Earnings per Class B common share, basic and diluted	$0.00	—
Weighted average number of Class A Common Shares, basic	1,441,887	25,334,026
Weighted average number of Class A Common Shares, diluted	1,442,639	26,330,136
Weighted average number of Class B common shares, basic and diluted	1,842,381	—

Paragon Shipping Inc.
Unaudited Consolidated Statement of Operations
For the period from inception (April 26, 2006) to December 31, 2006 and for year ended December 31, 2007
(Expressed in United States Dollars)

	Period From Inception (April 26, 2006) to December 31, 2006	Year Ended December 31, 2007
Revenue
Time charter revenue	4,949,426	76,657,595
Less: commissions	220,266	3,472,468
Net Revenue	4,729,160	73,185,127
Expenses
Voyage expenses	18,970	348,452
Vessels operating expenses	559,855	11,474,480
Management fees charged by a related party	170,750	2,076,678
Depreciation	1,066,527	17,204,304
General and administrative expenses (including share based compensation of $1,476,717 for the period from inception (April 26, 2006) to December 31, 2006 and $20,212,149 for the year ended December 31, 2007	1,782,429	27,010,327
Operating Income	1,130,629	15,070,886

Other Income (Expenses)
Interest and finance costs	(951,798)	(10,328,845)
Unrealized loss on interest rate swap	(117,965)	(1,252,736)
Interest income	404,409	997,178
Gain from the change in fair value of warrants	—	493,962
Foreign currency losses	(3,511)	(76,709)
Total Other Expenses, net	(668,865)	(10,167,150)
Net Income	461,764	4,903,736

Income allocable to Class B common shares	259,036	2,954,848
Income available to Class A common shares	202,728	1,948,888

Earnings per Class A common share, basic	$0.14	$0.12
Earnings per Class A common share, diluted	$0.14	$0.11
Earnings per Class B common share, basic and diluted	$0.00	—
Weighted average number of Class A Common Shares, basic	1,441,887	16,495,980
Weighted average number of Class A Common Shares, diluted	1,442,639	17,438,463
Weighted average number of Class B common shares, basic and diluted	1,842,381	—

Paragon Shipping Inc.
Unaudited Consolidated Statement of Shareholders’ Equity
For the year ended December 31, 2007
(Expressed in United States Dollars)

	Class A Shares		Class B Shares
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Accumulated deficit	Total
Balance, January 1, 2007	11,497,656	11,498	2,003,288	2,003	98,738,185	(2,465,921)	96,285,765
Issuance of Class A Common Shares, net of issuance costs (unaudited)	11,497,539	11,498			169,086,377		169,097,875
Issuance of Class A Common Shares, from the exercise of warrants	660,000	660			6,599,340		6,600,000
Conversion of Class B Common Shares into Class A Common Shares	2,003,288	2,003	(2,003,288)	(2,003)			—
Share based compensation					20,212,149		20,212,149
Issuance of restricted Class A Common Shares	86,500	86			(86)		—
Obligation for warrants					9,773,007		9,773,007
Dividends paid						(31,236,322)	(31,236,322)
Net Income						4,903,736	4,903,736
Balance, December 31, 2007	25,744,983	25,745	—	—	304,408,972	(28,798,507)	275,636,210

Paragon Shipping Inc.
Unaudited Consolidated Statement of Cash Flows
For the period from inception (April 26, 2006) to December 31, 2006 and for the year ended December 31, 2007 (Expressed in United States Dollars)

	Period From Inception (April 26, 2006) to December 31, 2006	Year Ended December 31, 2007
Cash Flows from Operating Activities
Net Income	461,764	4,903,736
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,066,527	17,204,304
Amortization of below market acquired time charters	(41,250)	(8,423,492)
Amortization of financing costs	3,292	1,097,976
Share based compensation	1,476,717	20,212,149
Unrealized loss on interest rate swap	117,965	1,252,736
Gain from the change in fair value of warrants	—	(493,962)
Changes in assets and liabilities
Increase in trade receivables	—	(354,154)
(Increase)/decrease in other receivables	(51,537)	588,991
Increase in prepaid expenses	—	(654,576)
Increase in inventories	(201,659)	(599,714)
Increase in other assets	(2,051)	(4,132)
Increase in other long term receivables	—	(1,340,602)
(Decrease)/increase in trade accounts payable	(166,801)	1,837,227
Increase in accrued expenses	116,954	4,394,513
Decrease in due to management company	(1,674,085)	(99,067)
Increase in deferred income	516,056	2,660,882
Increase in other long-term payable	—	586,499
Net cash from operating activities	1,621,892	42,769,314
Cash flows from investing activities
Purchase of office equipment	(2,767)	—
Acquisition of vessels and capital expenditures	(152,389,289)	(418,483,679)
Restricted cash		(8,010,000)
Advances for vessel acquisition	(2,963,391)	—
Net cash used in investing activities	(155,355,447)	(426,493,679)
Cash flows from financing activities
Proceeds from long-term debt	125,937,500	348,812,500
Proceeds from short-term debt	—	289,336,091
Repayment of long-term debt	(48,500,000)	(108,250,000)
Repayment of short-term debt	—	(289,336,091)
Payment of financing costs	(377,136)	(2,302,898)
Contribution of capital to Elegance and Icon	21,694,942	—
Return of capital to shareholders of Elegance and Icon	(21,694,942)	—
Proceeds from the issuance of units	113,120,186	—
Proceeds from the issuance of Class B common shares	10,000	—
Proceeds from the issuance of Class A common shares	—	181,960,710
Proceeds from the exercise of warrants	—	6,600,000
Class A common share offering costs	(4,125,147)	(12,862,836)
Dividends paid	—	(31,236,322)
Net cash from financing activities	186,065,403	382,721,154
Net increase/(decrease) in cash and cash equivalents	32,331,848	(1,003,211)
Cash and cash equivalents at the beginning of the period	—	32,331,848
Cash and cash equivalents at the end of the period	32,331,848	31,328,637
Supplemental disclosure of cash flow information
Cash paid during the period for interest	—	7,470,805
Supplemental disclosure of non-cash investing and financing activities
Commissions due for the acquisition of the vessels	825,000	—
Commissions due to management company	825,000	—
Accrued offering costs	982,964	—
Offering costs payable	480,137	—
Deemed dividend	2,927,685	—
# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: February 20, 2008	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 857414